Gary A. Miller 215.851.8472 gmiller@eckertseamans.com

April 25, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 S Street, NE

Washington, DC 20549-0213

Attn: Keira Nakada

Attn: Sharon Blume

Re: Generex Biotechnology Corp.

Form 10-K for the Fiscal Year Ended July 31, 2018

Filed October 26, 2018

Form 8-K/A Dated October 3, 2018

Filed December 19, 2018

File № 000-25169

Mses. Nakada and Blume:

This is a supplemental response to the Staff’s first comment contained in your correspondence dated 1 March 2019.

Please find the issuer’s supplemental response below, restating the Commission’s comments in bold, and the company’s response in plain text.

1.	Report of Independent Accountants, page 3 - We note your auditor’s reference to a predecessor auditor for the fiscal year ended December 31, 2016. Please provide the signed audit report of the predecessor auditor referenced therein as required under Article 2 of Regulation S-X or tell us why such report is not required. If you are unable to obtain a reissued audit report, you must engage another accountant to reaudit the financial statements.

Answer

On April 24, 2019, Generex submitted to the office of the Chief Accountant, Division of Corporate Finance, a request for waiver of the requirement to file the audited financial statements of the business acquired for the fiscal year ended December 31, 2016. We will submit a subsequent response to this comment promptly upon receiving a final disposition of that request.

Thank you for your attention and patience.

/s/ Gary A. Miller

Sincerely yours,

Gary A. Miller

GAM:ncd

Cc: Joseph Moscato, Chief Executive Officer

Mark Corrao, Chief Financial Officer

Marshal Shichtman, Esq.